SEC FILE NUMBER
001-16797
CUSIP NUMBER
00751Y106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: April 22, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Advance Auto Parts, Inc.

Full Name of Registrant

Not applicable

Former Name if Applicable

4200 Six Forks Road

Address of Principal Executive Office (Street and Number)

Raleigh, North Carolina 27609

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form10-K, Form 20-F, Form11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Advance Auto Parts, Inc. (the “Company”) is unable to complete the filing of its Quarterly Report on Form 10-Q for the quarter ended April 22, 2023 (the “Form 10-Q”) within the prescribed time frame without unreasonable effort or expense due to the circumstances described below.

In the course of completing the preparation of the quarterly financial statements for the Form 10-Q, the Company determined that it had a deficiency in the Company’s internal control over financial reporting as of April 22, 2023. Specifically, during the first quarter of fiscal 2023, the Company experienced the loss of certain accounting personnel and turnover of accounting positions, which may have resulted in a deficiency that represented a material weakness in the Company’s internal control over financial reporting as of April 22, 2023.

The Company needs additional time to assess the control deficiency and its remediation and to complete its procedures for finalizing the Form 10-Q. The Company expects to file the Form 10-Q prior to the expiration of the extension period.

Although the Form 10-Q is not completed, the Company expects that the financial statements in the Form 10-Q will be consistent with the financial information reported in the earnings release furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on May 31, 2023 (the “Earnings Release”).

Forward-Looking Statements

Certain matters discussed in this Form 12b-25 constitute forward-looking statements within the meaning of the federal securities laws. All statements contained in this notification that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the assessment of the Company’s internal control over financial reporting as of April 22, 2023, the consistency of the financial statements in the Form 10-Q with the financial information in the Earnings Release and the Company’s expectations regarding the timing of the filing of the Form 10-Q. These forward-looking statements are based on management’s current expectations.

These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from expectations include, but are not limited to the effectiveness of the Company’s internal control over financial reporting and disclosure controls and procedures; the potential for additional material weaknesses in the Company’s internal controls over financial reporting or other potential control deficiencies of which the Company is not currently aware or which have not been detected; the risk that the completion and filing of the Form 10-Q will take longer than expected; additional information that may arise during the finalization of the Form 10-Q; and the risks discussed in detail in “Item 1A. Risk Factors.” of the Company’s most recent Annual Report on Form 10-K, as updated by its other filings with the Securities and Exchange Commission. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of future events, new information or otherwise, except as required by law.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	William J. Pellicciotti Jr.	(540)	362-4911
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although the Form 10-Q is not completed, the Company expects that the financial statements in the Form 10-Q will be substantially consistent with the financial information reported in the Earnings Release.

Advance Auto Parts, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 1, 2023	By:	/s/ William J. Pellicciotti Jr.
William J. Pellicciotti Jr.
Senior Vice President, Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).